Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 10036

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

January 25, 2011

Re:                               BankUnited, Inc.

Registration Statement on Form S-1
Registration File No. 333-170203

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4561
Attn: Mr. Michael Seaman

Dear Mr. Seaman:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated January 18, 2011 was distributed during the period from January 18, 2011 through 12:00 p.m., Eastern Standard Time, January 24, 2011, as follows:

Preliminary Prospectus

9,390	Underwriters and Dealers
43	Institutions
21	Rating Agencies
26	Others
Total: 9,480

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of BankUnited, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on January 27, 2011 or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. Incorporated

/s/ Taylor Wright
Name: Taylor Wright
Title: Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
/s/ Michele A. H. Allong
Michele A.H. Allong
Authorized Signatory